SECURITIES AND EXCHANGE COMMISSION
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JAN 08 2015
REGISTRATIONS BRANCH
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SECURIT

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M3 Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Wacker Drive, Suite 3100
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald E. Suter 312-499-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald E. Suter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M3 CapitalPartners LLC of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KIMBERLI K LIPPIATT
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/14

Notary Public

Signature

Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M3 Capital Partners LLC and Subsidiaries
Index
December 31, 2013

Independent Auditor's Report

To the Board of Directors and Members of
M3 Capital Partners LLC

We have audited the accompanying consolidated financial statements of M3 Capital Partners LLC and its subsidiaries, which comprise the consolidated statement of financial position as December 31, 2013, and the related consolidated statements of operations and comprehensive loss, of changes in members' equity and of cash flows for the year then ended.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of M3 Capital Partners LLC and its subsidiaries at December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

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Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2014

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Financial Position
December 31, 2013

Assets	
Cash and cash equivalents	$ 41,323,734
Accounts receivable	5,340,114
Investments, at fair value (cost of $2,623,373)	3,240,328
Investment in joint venture (cost of $1)	(92,701)
Fixed assets, net of accumulated depreciation	607,836
Notes receivable from employees/members	671,054
Prepaid assets	345,644
Other assets	393,829
Total assets	$ 51,829,838
Liabilities and Members' Equity	
Liabilities	
Accrued compensation and other accrued expenses	$ 22,229,237
Deferred compensation payable	37,548
Long-term liabilities	159,596
Total liabilities	22,426,381
Equity	
Members' capital	29,585,928
Accumulated other comprehensive loss	(609,222)
Total members' equity	28,976,706
Noncontrolling interest in subsidiary	426,751
Total equity	29,403,457
Total liabilities and members' equity	$ 51,829,838

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Operations and Comprehensive Loss
Year Ended December 31, 2013

Revenues	
Financial advisory fees	$ 17,109,598
EIA management fees	4,052,902
Other income	13,610,432
Total revenues	34,772,932
Expenses	
Payroll and related costs	28,075,235
Professional fees	1,189,271
Occupancy costs	1,237,699
Travel and entertainment	1,432,748
Marketing and presentation costs	428,882
Office expenses	732,162
Insurance expense	177,573
Recruitment	261,010
Depreciation	432,256
Industry databases and publications	309,667
Regulatory fees and expenses	66,247
Other expenses	1,854,879
Total operating expenses	36,197,629
Net loss before income taxes	(1,424,697)
Net income attributable to noncontrolling interest in subsidiary	(73,715)
Net loss attributable to members before income taxes	(1,498,412)
Income taxes	(315,965)
Net loss attributable to members	(1,814,377)
Other comprehensive loss	
Foreign currency translation adjustments	156,935
Comprehensive loss	$ (1,657,442)

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Changes in Members' Equity
December 31, 2013

	Members' Capital	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiary	Total Members' Equity
Balance at December 31, 2012	$ 37,443,700	$ (766,157)	$ 289,680	$ 36,967,223
Net income (loss)	(1,814,377)	-	73,715	(1,740,662)
Distributions	(6,048,700)	-	(19,608)	(6,068,308)
Capital contributions	10,305	-	82,964	93,269
Redemptions	(5,000)	-	-	(5,000)
Foreign currency translation adjustments	-	156,935	-	156,935
Balance at December 31, 2013	$ 29,585,928	$ (609,222)	$ 426,751	$ 29,403,457

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities	
Net loss	$ (1,740,662)
Adjustments to reconcile net loss to net cash flows provided by operating activities	
Depreciation expense	432,256
Unrealized appreciation on investments	(372,534)
Equity in loss of joint venture	113,616
Amortization of deferred compensation costs	12,110
Decrease in accounts receivable	5,881,179
Increase in notes receivable from employees/members	(354,139)
Decrease in prepaid and other assets	97,885
Increase in accrued compensation and other accrued expenses	4,452,833
Decrease in deferred compensation liability	(35,909)
Decrease in long-term liabilities	(3,909)
Net cash flows provided by operating activities	8,482,726
Cash flows from investing activities	
Purchases of fixed assets	(123,013)
Investment in real estate private equity fund, net of distributions	(678,913)
Net cash flows used in investing activities	(801,926)
Cash flows from financing activities	
Issuance of units	10,305
Increase in noncontrolling interest in subsidiary	63,356
Net cash flows provided by financing activities	73,661
Effect of exchange rate changes on cash balance	63,264
Net increase in cash and cash equivalents	7,817,725
Cash and cash equivalents	
Beginning of year	33,506,009
End of year	$ 41,323,734
Supplemental cash flow information	
Taxes paid during the year	$ 485,236
Supplemental disclosure of noncash activities	
Accrued liability for redemption of units	$ 5,000
Accrued liability for distributions	$ 6,048,700
Write off of fully depreciated fixed assets	$ 200,129

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information

M3 Capital Partners LLC ("M3") and its wholly owned subsidiaries, M3 Capital Partners Limited ("M3 Ltd."), M3 Capital Partners (HK) Limited ("M3 HK Ltd.") and M3 Capital Partners Gestora de Recursos Ltda. ("M3 Ltda."), were formed for the purpose of providing global real estate investment banking services, including provision of financial advisory services. M3 is a registered broker-dealer in the United States and has offices in Chicago and New York. M3 Ltd. maintains an office in London and holds a securities license through its subsidiary M3 Capital Partners (UK) LLP ("M3 LLP"). M3 HK Ltd. is a licensed securities dealer in Hong Kong and maintains an office in Hong Kong. M3 Ltda. maintains an office in São Paulo. M3 does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

Evergreen Investment Advisors LLC ("EIA") is a registered investment advisor under the Investment Advisers Act of 1940 and a wholly owned subsidiary of M3 which was established to manage real estate private equity funds. M3 has formed other subsidiaries to hold minority stakes in these real estate private equity funds. One such subsidiary is owned, in part, by noncontrolling investors.

The Class C and Class D interests in M3 are owned by management members of M3. The primary difference between the Class C and the Class D units is the allocation of earnings. Specifically, for each series of Class D units, the Company must achieve a performance objective (the "Hurdle Threshold"), as defined in the Fifth Amended and Restated LLC Agreement, to become eligible for distributions. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Fifth Amended and Restated LLC Agreement, which are based primarily on ownership percentages.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in U.S. dollars.

The accompanying consolidated financial statements include the results of M3 and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. Noncontrolling interests are treated as a separate component of equity, with any changes in the ownership interest (in which control is retained) accounted for as capital transactions.

Cash and Cash Equivalents

The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company invests its cash primarily in deposits and with commercial banks. At times, cash balances held at banks and financial institutions may exceed federally insured amounts. The Company believes that credit risk is mitigated by depositing cash in or investing through major financial institutions.

Accounts Receivable
Accounts receivable is comprised primarily of amounts due to the Company for fees earned on financial advisory transactions and investment advisory activities. The receivables are reviewed periodically for potential impairment.

Investments
The Company's investments are comprised of interests in real estate private equity funds. These interests are redeemable only upon approval by all fund investors. In accordance with U.S. GAAP, investments are carried at estimated fair value as determined by the funds' manager, based on assumptions made and valuation techniques used by the manager. Changes in fair value are recorded as other income in the consolidated statement of operations and comprehensive loss. The investments held by the funds are not readily marketable, and the estimated fair values could materially differ from the fair values received by the funds in connection with disposition of an investment.

Investment in Joint Venture
M3 HK Ltd. holds a 50% stake in a joint venture entity. The joint venture investment is accounted for under the equity method, whereby the carrying amount of the investment reflected on the consolidated statement of financial position includes M3 HK Ltd.'s share of earnings or losses of the joint venture entity.

Fixed Assets
Fixed assets are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets (generally two to ten years).

Notes Receivable from Employees/Members
Notes receivable from employees/members are interest-bearing, with interest rates from .25% to 1.12%. Repayment dates range from 2014 to 2021.

Liabilities
Expenses are accrued when they are reasonably estimable.

Revenue Recognition
Financial advisory fees are recognized by the Company pursuant to the applicable agreement, generally upon the closing of the individual security issuance or upon completion of specified tasks.

Reimbursable Expenses
Expenses which are reimbursed by customers of $1,155,637 are recorded as other income and other expenses in the consolidated statement of operations and comprehensive loss.

Other Comprehensive Loss
Other comprehensive loss for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. Subsidiaries with functional currencies of British pounds sterling, Hong Kong dollars, or Brazilian reais translate their financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive loss as a separate component of members' equity.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Evergreen Investment Advisors LLC
EIA manages real estate private equity funds, in which M3 is a minority investor through its subsidiary entities. For the year ended December 31, 2013, EIA earned approximately $4.1 million in management fees. In 2013, EIA also earned expense reimbursements of approximately $11.9 million, which is included in other income in the consolidated statement of operations and comprehensive loss. As of December 31, 2013, approximately $4.2 million due from the real estate private equity funds to EIA is included as accounts receivable in the consolidated statement of financial position.

4. Compensation Plans

Deferred Compensation Plan
The Company offers a deferred compensation plan for management members and select employees. Under the plan, participants are granted deferred compensation awards which are eligible to vest and be paid out over a three year period, subject to discretionary approval by the Board of Directors of the Company. At the time awards are granted, the Company voluntarily invests an amount equal to the awards in a money market fund, which is included in cash and cash equivalents on the consolidated statement of financial position. The related plan expense and liability are recognized over the course of the anticipated vesting period. Approximately $12,110 of such expense was recorded in payroll and related costs for the year ended December 31, 2013.

During 2013 the Company granted no new deferred compensation awards.

Defined Contribution Plans
The Company offers defined contribution plans whereby it matches a portion of employee contributions to the plans. The Company made contributions of $329,803 during 2013, which is included in payroll and related costs on the consolidated statement of operations and comprehensive loss.

5. Fixed Assets

Fixed assets consisted of the following as of December 31, 2013:

Computer equipment and software	$ 1,253,582
Office furniture and equipment	924,219
Leasehold improvements	999,870
Accumulated depreciation	(2,569,835)
Total fixed assets, net of accumulated depreciation	$ 607,836

6. Commitments and Contingencies

The Company has entered into various lease agreements for office space. A related security deposit has been made by M3 in the form of standby letters of credit in the amount of $45,000 as of December 31, 2013. Future minimum lease payments are as follows:

Years ended December 31,		
2014	$	839,345
2015		296,285
2016		179,559
2017		10,067
2018		-
Thereafter		-
	$	1,325,256

Rent expense is recognized on a straight-line convention, under which contractual rent changes are recognized evenly over the lease term. As of December 31, 2013, the Company has a deferred rent liability of $60,641, which is reflected in long-term liabilities on the consolidated statement of financial position.

The Company has made capital commitments totaling $4.5 million to related-party real estate private equity funds. As of December 31, 2013, $2,291,868 of this commitment had been contributed to the funds and is included in investments on the consolidated statement of financial position.

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company may be involved in legal actions arising from its operating activities. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, operations and liquidity of the Company.

7. Income Taxes

As a limited liability company, M3 is not subject to U.S. federal income taxes. Taxable earnings of M3 flow through to the members. M3 Ltd., M3 HK Ltd. and M3 Ltda. are subject to corporate taxes calculated using the income tax rates in effect under existing legislation. The 2013 statutory tax rate applicable to UK corporations was 23.25% (24% through March 31, 2013 and 23% thereafter), while the statutory tax rate applicable to Hong Kong corporations was 16.5%, and the statutory rate applicable to Brazilian corporations was 34% for 2013.

Total income tax expense for the taxable subsidiaries of M3 was $315,965 for the year ended December 31, 2013. This is comprised of current income tax expense of $267,161 and deferred income tax expense of $48,804. The deferred income tax expense is a function of temporary

differences occurring during the year (items which are treated differently for tax purposes than for financial reporting purposes) and the utilization of previously recognized deferred income tax assets. Temporary differences are due primarily to differences in depreciation timing between financial reporting and tax methods.

As of December 31, 2013, the consolidated statement of financial position reflects an accrual for income taxes of $130,288 included in other accrued expenses, a deferred tax asset of $154,535 reflected in other assets, and a deferred tax liability of $7,230 reflected in long-term liabilities.

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions (Accounting Standards Codification Topic 740, Income Taxes) requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2013, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2007 forward (with limited exceptions).

8. Reserve Requirements and Net Capital Requirements

M3 is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. M3 utilizes the aggregate indebtedness method permitted by Rule 15c3-1. As of December 31, 2013, M3 had net capital of $3,215,812 which exceeded required net capital by $2,233,886.

M3 claims exemption under Section k(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Company	Effect of Consolidation	M3
Total assets	$ 51,829,838	$ 8,012,977	$ 43,816,861
Total liabilities	22,426,381	7,584,944	14,841,437
Total equity	29,403,457	428,033	28,975,424

The Company's investments in and receivables from subsidiaries of $24,446,471 is not included in the computation of M3's net capital under Rule 15c3-1.

M3 LLP is subject to maintenance of adequate capital resources requirements as promulgated by the Financial Conduct Authority in the UK. As of December 31, 2013, M3 LLP had capital resources of 1.9 million pounds sterling, which exceeded its capital resources requirement by 1.5 million pounds sterling (equivalent to $3.1 million and $2.4 million U.S. dollars, respectively).

M3 HK Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Securities and Futures Commission in Hong Kong. As of December 31, 2013, M3 HK Ltd. had capital resources of 60.5 million Hong Kong dollars, which exceeded its capital resources requirement by 57.5 million Hong Kong dollars (equivalent to $7.8 million and $7.4 million U.S. dollars, respectively).

9. Fair Value Measurements

The Company holds investments in real estate private equity funds, which are stated at fair value in the consolidated financial statements in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"). This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

To increase consistency and comparability in fair value measurements and related disclosures, the Company utilizes the fair value hierarchy required by ASC 820 which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices in active markets for identical securities.

Level 2 Prices determined using other significant observable inputs, including quoted prices for similar securities.

Level 3 Prices determined using significant unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in pricing an investment, and would be based on the best information available in the circumstances.

In accordance with U.S. GAAP, the estimated fair value of the Company's interests in real estate private equity funds is determined by using Level 3 significant unobservable inputs. The investments held by the funds are not readily marketable, and the estimated fair values are determined by the funds' manager based on various methods including discounted cash flows, direct capitalization and earnings multiples. The Company uses its pro-rata share of net asset value ("NAV"), as determined by the funds' manager, as its measure of fair value for interests in real estate private equity funds. The Company has determined that NAV was computed in a manner consistent with the measurement principles of investment company accounting, and therefore, no adjustments were made to NAV.

The following is a reconciliation of assets for which significant unobservable inputs (Level 3) were used in determining fair value:

	Real Estate Private Equity Funds
Beginning balance, December 31, 2012	$ 2,188,881
Unrealized gain in the statement of operations	372,534
Contributions to investments	1,068,312
Returns of capital from investments	(389,399)
Ending balance, December 31, 2013	$ 3,240,328

The information used in the above reconciliation represents year-to-date activity for any investments identified as using Level 3 inputs at either the beginning or the end of the year.

10. Subsequent Events

The Company has evaluated all subsequent events through the issuance of these consolidated financial statements on February 14, 2014 and has determined that any events or transactions occurring during this period that would require recognition or disclosure are appropriately reflected in these consolidated financial statements and the notes thereto.

Supplemental Schedules

M3 Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013 — Schedule I

Net capital	
Total equity	$ 29,403,457
Noncontrolling interest in subsidiary	(426,751)
Equity of consolidated affiliate	(1,282)
Investments in and receivables from subsidiaries	(24,446,471)
Other nonallowable assets	(1,259,639)
Discretionary liabilities	112,548
Net capital before haircut	3,381,862
Haircut on securities	(166,050)
Net capital	3,215,812
Aggregate indebtedness (AI)	
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	981,926
Excess net capital	2,233,886
Excess net capital at 1,000% (net capital minus 10% of AI)	$ 1,742,923

There are no material differences between the above computation and the computation included on a nonconsolidated basis in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

M3 claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, M3 is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

M3 Capital Partners LLC
Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5(g)(1)

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Members of
M3 Capital Partners LLC

In planning and performing our audit of the consolidated financial statements of M3 Capital Partners LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of

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deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors' Members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2014

M3 Capital Partners LLC

Results of Agreed Upon Procedures
December 31, 2013

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Report of Independent Accountants

To M3 Capital Partners LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of M3 Capital Partners LLC for the year ended December 31, 2013, which were agreed to by M3 Capital Partners LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating M3 Capital Partners LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for M3 Capital Partners LLC's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

(1) Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2012 on which it was originally computed, noting no differences.

(2) Compared the sum of the Total Revenue amounts reported on line 9 of the Statement of Income (Loss) of the Form X-17A-5 for each of the four quarterly FOCUS reports of M3 Capital Partners LLC for the year ended December 31, 2013 with the Total Revenue amount of $2,537,335 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013, noting no differences.

(3) Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared the deduction on line 2c(8) for other revenue not related either directly or indirectly to the securities business, of $2,537,335 to the audited books and records of M3 Capital Partners LLC that represented revenue from real estate transactions and related advisory fees, noting no differences.

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(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M3 Capital Partners LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2014